FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2006

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Sakhalin II Shareholders Reached Agreement With Ministry of Energy and Industry of the Russian Federation LONDON, December 21/PRNewswire-FirstCall/ -- The Sakhalin II project shareholders (Royal Dutch Shell plc (NYSE: RDS.A , NYSE: RDS.B), Mitsui and Mitsubishi) have today reached agreement with the Ministry of Industry and Energy as the authorized state body for the supervision of Production Sharing Agreements of the Government

of the Russian Federation, regarding the amended budget of Sakhalin II and cost recovery.

The Production Sharing Agreement for the Sakhalin II project will continue.

The Sakhalin II Amended Project Budget for phase 2 is now expected to be approved by the Supervisory Board.

The parties have agreed to jointly resolve all outstanding issues. The shareholders now look forward to implementing the project in line with the current schedule, including obtaining all necessary permits and approvals granted in accordance with applicable Russian legislation and the PSA.

Disclaimer Statement

This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements.

Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management's expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ''anticipate'', ''believe'', ''could'', ''estimate'', ''expect'', ''intend'', ''may'', ''plan'', ''objectives'', ''outlook'', ''probably'', ''project'', ''will'', ''seek'',

''target'', ''risks'', ''goals'', ''should'' and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group's products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, project delay or advancement, approvals and cost estimates; and (m) changes in trading conditions. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this presentation. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.

Source: Royal Dutch Shell plc Contacts: Royal Dutch Shell Investor Relations, London Gerard Paulides +44-207-934-6287, New York Harold Hatchett +1-212-218-3112, Den Haag Tjerk Huysinga +31-70-377-3996. Royal Dutch Shell Media relations, International, US, UK Press +44-207-934-5963/3277/6238, The Netherlands and European Press +31-70-377-8750

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M.C.M. Brandjes

Name: M.C.M. Brandjes Title: Company Secretary

Date: 22 December 2006